

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2014

Via E-mail
Eric D. Long
President and Chief Executive Officer
USA Compression Partners, LP
USA Compression Finance Corp.
100 Congress Avenue, Suite 450
Austin, TX 78701

> **Re: USA Compression Partners, LP**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 19, 2014**
> **File No. 333-193724**

Dear Mr. Long:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response and revised disclosure in response to comment 1 in our letter dated March 4, 2014 that USA Compression Finance Corp., USA Compression Partners, LLC, USAC Leasing, LLC, USAC Leasing 2, LLC and USAC OpCo 2, LLC are "wholly-owned" subsidiaries of USA Compression Partners, LP. Pursuant to Rule 3-10(f) of Regulation S-X, each such subsidiary must be "100% owned" by USA Compression Partners, LP. Please advise or revise.

2. If true, please supplementally confirm and revise your disclosure to clarify that, if any of the subsidiary guarantors identified in the registration statement will guarantee the debt issued by USA Compression Partners, LP and USA Compression Finance Corp., then *all* of the subsidiary guarantors identified in the registration statement will guarantee such debt. In this regard we note your disclosure that "one or more" of the subsidiary

guarantors may guarantee the debt, as well as the requirement of Rule 3-10(f) that all of a registrant's non-minor subsidiaries serve as guarantors.

3. We note your statement that "USA Compression Finance Corp. . . . has no material assets or any liabilities other than as a co-issuer of debt securities." Please revise your disclosure to clarify this statement. In this regard, we note that, because USA Compression Finance Corp. is a non-guarantor subsidiary, it must be a "minor" subsidiary. Refer to Rule 3-10(f) of Regulation S-X.

4. We note your response to comment 2 in our letter dated March 4, 2014. Given that USA Compression Holdings, LLC is your parent, the resale of units by USA Compression Holdings represents a primary offering. Please refer to Securities Act Rules Compliance and Disclosure Interpretation 212.15. Please revise your prospectus to identify USA Compression Holdings as an underwriter within the meaning of Section 2(a)(11) of the Securities Act and to reflect that the offering by USA Compression Holdings is a primary offering.

5. We note your response to comment 3 in our letter dated March 4, 2014. Given that Argonaut Private Equity, L.L.C. is proposing to sell common units representing 93.7% of the public float, we believe that the resale by Argonaut represents a primary offering. Please revise your prospectus to identify Argonaut as an underwriter within the meaning of Section 2(a)(11) of the Securities Act and to reflect that the offering by Argonaut if a primary offering. Alternatively, please substantially reduce the number of shares being offered for resale by Argonaut.

Exhibit 5.1. Opinion of Vinson & Elkins L.L.P.

6. We note your response to comment 7 in our letter dated March 4, 2014. Please revise the assumption in (iii) of the second paragraph on page 2, as it is inappropriate to assume the legal authority of persons signing on behalf of companies represented by counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Lilyanna Peyser, Special Counsel, at 202.551.3222, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: E. Ramey Layne